July 14, 2009	140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com
FIRM / AFFILIATE OFFICES
	Abu Dhabi	Munich
	Barcelona	New Jersey
	Brussels	New York
	Chicago	Orange County
	Doha	Paris
	Dubai	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
	London	Silicon Valley
	Los Angeles	Singapore
	Madrid	Tokyo
	Milan	Washington, D.C.
Moscow

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS

Mellissa Campbell Duru, Esq.

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Advanced Micro Devices, Inc.
Schedule TO-I
File No. 005-07443

Dear Ms. Duru:

On behalf of Advanced Micro Devices, Inc. (the “Company”), we are acknowledging receipt of and responding to a comment received telephonically on July 14, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission with respect to the above-referenced Schedule TO-I, as amended (the “Schedule TO”).

In response to the Staff’s comment, the Company supplementally confirms to the Staff that:

•

the only employees who reside outside of the United States whom the Company is currently excluding from the offer to exchange described in the Schedule TO (the “Offer”) are those employees who reside in Russia; and

•

the Company will not exclude from the Offer any other employees who reside outside of the United States except for compensatory reasons, consistent with the global exemptive order applicable to employee stock option exchanges (Issuer Exchange Offers Conducted for Compensatory Purposes, March 21, 2001).

We very much appreciate the Staff’s prompt review of this filing. The Company anticipates completing the Offer on the final day that participants can tender their options, which is scheduled for July 27, 2009. We therefore respectfully request that if the Staff has any additional questions or comments, please direct them as soon as possible to the undersigned at (650) 470-4877.

Very truly yours,

/s/ Andrew S. Williamson
Andrew S. Williamson, Esq. of LATHAM & WATKINS LLP

cc:	Faina Medzonsky, Esq., Advanced Micro Devices, Inc.

Hollis O’Brien, Esq., Advanced Micro Devices, Inc.

Tad J. Freese, Esq., Latham & Watkins LLP

Errol H. Hunter, Esq., Latham & Watkins LLP

Alice M. Chung, Esq., Latham & Watkins LLP